FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

             This Form 6-K consists of:

1.	an announcement regarding continuing connected transactions of Huaneng Power International, Inc. (the “Registrant”); and

2.	an announcement regarding resolutions passed by the board of directors of the Registrant;

       each made by the Registrant in English on January 3, 2008.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)CONTINUING CONNECTED TRANSACTIONS

CONTINUING CONNECTED TRANSACTIONS EXEMPTED FROM THE INDEPENDENT SHAREHOLDERS' APPROVAL REQUIREMENTS

Purchase of ancillary equipment parts

On 3 January 2008, the Company entered into the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Equipment Purchase Framework Agreement with Huaneng Energy Communication and Xi'an Thermal, respectively, both of them being associates of the Company's ultimate controlling shareholder, Huaneng Group. Pursuant to these two agreements, the Company will purchase ancillary equipment parts from Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates. The transactions contemplated under each of the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Equipment Purchase Framework Agreement will be carried out on an on-going basis, thus constituting continuing connected transactions of the Company for the purpose of the Listing Rules. The aggregate transaction amount of the continuing connected transactions under the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Equipment Purchase Framework Agreement for 2008 is expected to be RMB1,056 million, which does not exceed 2.5% of all applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. Therefore, such continuing connected transactions are subject to compliance with the reporting and announcement requirements under Rule 14A.34 of the Listing Rules but are exempted from the independent shareholders’ approval requirements.

Purchase of technical services and engineering contracting services

In addition, pursuant to the Xi'an Thermal Services Framework Agreement, the Company shall purchase technical services and project contracting from Xi'an Thermal and its subsidiaries and associates. The transactions contemplated under the Xi'an Thermal Services Framework Agreement will be carried out on an on-going basis, thus constituting continuing connected transactions of the Company for the purpose of the Listing Rules. The total transaction amount of the continuing connected transactions under the Xi'an Thermal Services Framework Agreement for 2008 is expected to be RMB275 million, which does not exceed 2.5% of all applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. Therefore, such continuing connected transactions are subject to compliance with the reporting and announcement requirements under Rule 14A.34 of the Listing Rules but are exempted from the independent shareholders’ approval requirements.
Provision of coal purchase and transportation agency services

On 3 Januray 2008, the Company entered into the Coal Purchase and Transportation Agency Services Framework Agreement with Shandong Rizhao, which is an associate of the Company's ultimate controlling shareholder, Huaneng Group. Pursuant to the Coal Purchase and Transportation Agency Services Framework Agreement, the Company will provide coal purchase and transporation agency services to Shandong Rizhao. The transactions contemplated under the Coal Purchase and Transportation Agency Services Framework Agreement will be carried out on an on-going basis, thus constituting continuing connected transactions of the Company for the purpose of the Listing Rules. The aggregate transaction amount of the continuing connected transactions under the Coal Purchase and Transportation Agency Services Framework Agreement for 2008 is expected to be RMB110 million, which does not exceed 2.5% of all applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. Therefore, such continuing connected transactions are subject to compliance with the reporting and announcement requirements under Rule 14A.34 of the Listing Rules but are exempted from the independent shareholders’ approval requirements.

NON-EXEMPTED CONTINUING CONNECTED TRANSACTIONS

Coal purchase and coal transportation services

On 3 January 2008, the Company entered into the HEC Coal Framework Agreement with Huaneng Energy Communication, an associate of the Company's ultimate controlling shareholder, Huaneng Group. The transactions contemplated under the HEC Coal Framework Agreement will be carried out on an on-going basis, thus constituting continuing connected transactions of the Company for the purpose of the Listing Rules. Pursuant to the HEC Coal Framework Agreement, the Company expects the aggregate transaction amount with Huaneng Energy Communication and its subsidiaries and associates for purchase of coal and related transportation services for 2008 to be RMB5,900 million, thus exceeding 2.5% of all applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. Under such premises, for the purpose of the HEC Coal Framework Agreement, the Company has to comply with the reporting, announcement and shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules. The Company proposes to convene an extraordinary general meeting in March 2008 to seek approval from the Independent Shareholders regarding the continuing connected transactions and the cap contemplated under the HEC Coal Framework Agreement.

The Independent Directors of the Company will advise the Independent Shareholders in connection with the terms of the non-exempted continuing connected transactions (including the proposed cap) under the HEC Coal Framework Agreement. An independent financial adviser will be appointed to advise the Independent Directors and the Independent Shareholders on the same.

A circular containing further details of the non-exempted continuing connected transactions of the HEC Coal Framework Agreement, a letter from the Independent Directors, an opinion of the Independent Financial Adviser, together with a notice to convene an extraordinary general meeting to approve the non-exempted continuing connected transactions (including the proposed cap) under the HEC Coal Framework Agreement will be issued by the Company to the shareholders as soon as practicable (but not later than 21 days from the date of this announcement).

CONTINUING CONNECTED TRANSACTIONS WHICH ARE EXEMPTED FROM THE INDEPENDENT SHAREHOLDERS' APPROVAL REQUIREMENTS

1.            Purchase of ancillary equipment parts

As approved by the Board, the Company entered into the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Equipment Purchase Framework Agreement with Huaneng Energy Communication and Xi'an Thermal, respectively, on 3 January 2008, each for a term commencing from 1 January 2008 and expiring on 31 December 2008. Pursuant to such two agreements, the Company shall purchase ancillary equipment and products from Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates.

Huaneng Group is the ultimate controlling shareholder of the Company, holding approximately 51.98% direct interest and 5% indirect interest in HIPDC and approximately 8.75% of the total issued share capital of the Company. Currently, HIPDC holds approximately 42.03% of the total issued share capital of the Company. Meanwhile, Huaneng Energy Communication is a wholly owned subsidiary of Huaneng Group, while Huaneng Group holds 52% interest in Xi'an Thermal. Under the Listing Rules, Huaneng Energy Communication and Xi'an Thermal are connected persons of the Company. The transactions of the Company with Huaneng Energy Communication and Xi'an Thermal constitute connected transactions of the Company and are required to comply with the applicable disclosure requirements and/or to obtain approval from the Independent Shareholders under the Listing Rules.

Pursuant to the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Equipment Purchase Framework Agreement, the Company will purchase from Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates ancillary equipment parts, which are used for renovation and maintenance of its facilities, at the terms and purchase prices to be negotiated at arm’s length terms taking into account the market conditions, and in any event at terms and prices no less favorable than those offered by Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates to independent third parties for the same or similar type of ancillary equipment parts. The estimated annual aggregate amount for the purchase of ancillary equipment parts and materials under the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Equipment Purchase Framework Agremeent for the year ending 31 December 2008 shall not exceed an aggregate amount of approximately RMB1,056 million. The payment thereof will be settled in cash in arrears, or in accordance with the terms to be agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the eleven months ended 30 November 2007, the Company has purchased ancillary equipment parts from Huaneng

Energy Communication, Xi’an Thermal and their respective subsidiaries and associates for an aggregate amount of approximately RMB286.36 million (unaudited) (the annual cap for 2007 is RMB1,000 million, please refer to the announcement dated 15 January 2007 made by the Company). The estimated annual caps for 2008 are based on the existing overall scale and operations of the power plants, and the anticipated development and growth of the Company, which the Company deems reasonable. According to the Company's management policy, the Company will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company for purchase of ancillary equipment parts. The Company thus purchased part of the ancillary equipment parts during 2007 from independent third parties at prices which were relatively lower than the prices offered by Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates. With the benefit of offering favorable prices due to bulk purchase by Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates, the Company expects that the amount for purchase of ancillary equipment parts from Huaneng Energy Communication, Xi’an Thermal and their respective subsidiaries and associates in 2008 remains to be similar to the annual cap for 2007. In addition, in 2007, a total of nine new thermal generating units of the Company commenced operation. The total controlling generation capacity increased by 7,000 MW. As a result of the increase in operating generating units and generation capacity, the Company has been experiencing an increasing demand for ancillary equipment parts to meet its operational need. The transaction amount in relation to the connected transactions of purchasing ancillary equipment parts in 2008 will therefore increase.

The competitive advantage of Huaneng Energy Communication and Xi'an Thermal and their respective subsidiaries and associates are that they can offer more favorable prices for bulk purchase of ancillary equipment parts. Taking into consideration the ability of Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates to offer more favorable prices for ancillary equipment parts, and owing to the close relationships between the parties, Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates are able to provide to the Company the ancillary equipment parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. The Directors (including the Independent Directors) are of the opinion that the transactions for the purchase of ancillary equipment parts were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The aggregate transaction amount for the purchase of ancillary equipment parts under the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Framework Agreement in 2008 is expected to be RMB1,056 million, which does not exceed 2.5% of all applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. Therefore, such transactions are subject to compliance with the reporting and announcement requirements under Rule 14A.34 of the Listing Rules but are exempted from the independent shareholders’ approval requirements. In addition, the Company will also comply with the requirements under Rule 14A.37 to Rule 14A.41 of the Listing Rules in respect of annual review of continuing connected transactions in relation to the purchase of ancillary equipment parts under the HEC Equipment Purchase Agreement and the Xi’an Thermal Equipment Purchase Framework Agreement. If the actual aggregate amount of the transactions in relation to the purchase of ancillary equipment parts under the HEC Equipment Purchase Framework Agreement and the Xi’an Thermal Equipment Purchase Framework Agreement during the year ending 31 December, 2008 exceeds the above cap (i.e. RMB1,056 million), the Company will further comply with the requirements under Rule 14A.36 of the Listing Rules.

2.            Purchase of technical services and engineering contracting services

As approved by the Board, the Company entered into the Xi'an Thermal Services Framework Agreement with Xi'an Thermal on 3 January 2008 for a term commencing from 1 January 2008 and expiring on 31 December 2008. Given that Huaneng Group, the ultimate controlling shareholder of the Company, directly holds 52% of the equity interest in Xi’an Thermal, the transactions between Xi’an Thermal (including its subsidiaries and associates) and the Company constitute connected transactions of the Company and are required to comply with the applicable disclosure requirements and/or to obtain approval from the Independent Shareholders under the Listing Rules.

As a power company, the Company has to outsource information technology services and industry-specific technical engineering contracting services to meet its operation and production needs. Pursuant to the Xi'an Thermal Services Framework Agreement, the Company will purchase information technology services and industry-specific technical engineering contracting services provided by Xi’an Thermal and its subsidiaries and associates at a service fee to be mutually agreed upon and confirmed by the parties with reference to the then market conditions, provided that such service fee shall be determined upon normal commercial terms and not higher than the service fee offered by Xi’an Thermal and its subsidiaries and associates to independent third parties for the same or similar type of services.

For the eleven months ended 30 November 2007, the Company has purchased similar kind of technical services and engineering contracting services from Xi’an Thermal and its subsidiaries and associates for an aggregate amount of approximately RMB58.38 million (unaudited) (the annual cap for 2007 is RMB 260 million, please refer to the announcement dated 15 January 2007 made by the Company). The estimated annual aggregate amount of the service fee for provision of information technology technical services and industry-specific technical engineering contracting services to Xi’an Thermal and its subsidiaries and associates for the year ending 31 December 2008 shall not exceed RMB275 million. The payment thereof will be settled in cash in arrears, or in accordance with the terms to be agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. Such estimate is based on the existing overall scale and operations of the power plants, as well as the anticipated development and growth of the Company, which the Company deems reasonable. According to the Company's management policy, the Company will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company for purchase of technical services and engineering contracting services. The Company thus purchased part of the technical services and engineering contracting services during 2007 from independent third parties at prices which were relatively lower than the prices offered by Xi'an Thermal and its subsidiaries and associates. With the benefit of offering favorable prices due to bulk purchase by Xi'an Thermal and its subsidiaries and associates, the Company expects that the amount for purchase similar kind of technical services and engineering contracting services from Xi’an Thermal and its subsidiaries and associates in 2008 remains to be similar to the annual cap for 2007. In addition, in 2007, a total of nine new thermal generating units of the Company commenced operation. The total controlling generation capacity increased by 7,000 MW. As a result of the increase in operating generating units and generation capacity, the Company has been experiencing an increasing demand for technology services and engineering contracting services to meet its operational need. The transaction amount in relation to the connected transactions of purchasing technical services and engineering contracting services in 2008 will therefore increase.

Xi’an Thermal and its subsidiaries and associates specialize in the research and development of information technology and domestic renewable energy technology, as well as the installation of thermal power facilities in the PRC. Taking into consideration the ability of Xi’an Termal and its subsidiaries and associate to provide reliable and efficient information technology services and advanced and comprehensive industry-specific technology services and engineering contracting services, thereby reducing the operational costs of the Company, the Directors (including the Independent Directors) are of the opinion that the transactions for the purchase of technology services and engineering contracting services under the Xi’an Thermal Services Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company, (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

As the relevant percentage ratios of the above transactions calculated in accordance with Rule 14.07 of the Listing Rules are all less than 2.5% of all applicable percentage ratios, such transactions are therefore subject to the reporting and announcement requirements set out in Rule 14A.45 to Rule 14A.47 of the Listing Rules and are exempted from the independent shareholders’ approval requirements. The Company will also comply with the requirements under Rule 14A.37 to Rule 14A.41 of the Listing Rules in respect of annual review of these continuing connected transactions. If the actual aggregate amount of such the transactions during the year ending 31 December 2008 exceeds the above cap (i.e. RMB275 million), the Company will further comply with the requirements under Rule 14A.36 of the Listing Rules.

3.            Provision of coal purchase and transportation agency services

As approved by the Board, the Company entered into the Coal Purchase and Transportation Agency Services Framework Agreement with Shandong Rizhao on 3 January 2008 for a term commencing from 1 January 2008 and expiring on 31 December, 2008. Pursuant to the Coal Purchase and Transportation Agency Services Framework Agreement, the Company will provide coal purchase and transportation agency services to Shandong Rizhao, its connected person. On the other hand, pursuant to HEC Coal Framework Agreement (as mentioned below), the Company will purchase coal and coal transportation services provided by Huaneng Energy Communication.

Huaneng Group is the ultimate controlling shareholder of the Company, holding approximately 51.98% direct interest and 5% indirect interest, respectively in HIPDC, and approximately 8.75% of the total issued share capital of the Company. Currently, HIPDC holds approximately 42.03% of the total issued share capital of the Company. As Shandong Rizhao is 46% owned by Huaneng Group, it is then regarded as an associate of Huaneng Group under the Listing Rules. The transactions of the Company between Shandong Rizhao then constitute connected transactions of the Company and are required to comply with the applicable disclosure requirements and/or to obtain approval from the Independent Shareholders under the Listing Rules.

Pursuant to the Coal Purchase and Transportation Agency Services Framework Agreement, the Company will provide coal purchase and transportation agency services to Shandong Rizhao, at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the coal prices shall be no more favorable than those offered by the Company to independent third parties for the same or similar type of coal supply or transportation services. The estimated annual aggregate amount for the coal purchase and transportation agency services under the Coal Purchase and Transportation Agency Services Framework Agreement for the year ending 31 December 2008 shall not exceed an aggregate amount of RMB110 million. The payment thereof will be settled in cash in arrears, or in accordance with the terms to be agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Company is now managing the operations of the power plants of Shandong Rizhao for Huaneng Group. As part of its management function and to enhance the management efficiency, the Company shall purchase coal and transportation services for Shandong Rizhao. The Company did not provide coal purchase and transportation agency services for Shandong Rizhao in 2007. The estimated annual cap for 2008 are based on the existing overall scale and operations of the power plants of Shandong Rizhao, and the anticipated development and growth of such power plants as deemed reasonable by the Company. The relevant power plants which will acquire coal purchase and transportation agency services from the Company now have two generating units with a total installed generation capacity of 700 MW.

The Company believes that the provision of the coal purchase and transportation agency services to the power plants of Shandong Rizhao, which have entrusted its management to the Company, will bring operating benefits to the Company. The Directors (including the Independent Directors) are of the opinion that the transactions for the provision of the coal purchase and transportation agency services to under the Coal Purchase and Transportation Agency Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The aggregate transaction amount under all Coal Purchase and Transportation Agency Framework Agreement is expected to be RMB110 million, which does not exceed 2.5% of all applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. Therefore, such transactions are subject to compliance with the reporting and announcement requirements under Listing Rule 14A.34 but are exempted from the independent shareholders’ approval requirements. In addition, the Company will also comply with the requirements under Rule 14A.37 to Rule 14A.41 of the Listing Rules in respect of annual review of continuing connected transactions in relation to the provision of the coal purchase and transportation agency services under the Coal Purchase and Transportation Agency Framework Agreement. If the actual aggregate amount of the transactions in relation to the provision of the coal purchase and transportation agency services to under the Coal Purchase and Transportation Agency Framework Agreement during the year ending 31 December 2008 exceeds the above caps (i.e. RMB110 million), the Company will further comply with the requirements under Rule 14A.36 of the Listing Rules.

NON-EXEMPTED CONTINUING CONNECTED TRANSACTIONS

Purchase of coal and coal transportation services

As approved by the Board, the Company entered into the HEC Coal Framework Agreement with Huaneng Energy Communication on 3 January 2008, for a term commencing from 1 January 2008 expiring on 31st December 2008. As mentioned above, Huaneng Group is the ultimate controlling shareholder of the Company, holding approximately 51.98% direct interest and 5% indirect interest in HIPDC and approximately 8.75% of the total issued share capital of the Company. Currently, HIPDC holds approximately 42.03% of the total issued share capital of the Company. At the same time, Huaneng Energy Communication is a wholly owned subsidiary of Huaneng Group and a connected person of the Company under the Listing Rules. The transactions between Huaneng Energy Communication (including its subsidiaries and associates) and the Company constitute connected transactions under the Listing Rules and are required to comply with the applicable disclosure requirements and/or to obtain approval from the Independent Shareholders under the Listing Rules.

Coal is the major raw material of the Company for power generation. Pursuant to the HEC Coal Framework Agreement, the Company will purchase coal and coal transportation services from Huaneng Energy Communication and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the coal prices and the transportation service fee shall be no less favorable than those offered by Huaneng Energy Communication and its subsidiaries and associates to independent third parties for the same or similar type of coal supply or transportation services.

For the eleven months ended 30 November 2007, the Company has purchased coal and coal transportation services from Huaneng Energy Communication and its subsidiaries and associates for an aggregate amount of approximately RMB2,575 million (unaudited) (the annual cap for 2007 is RMB4,200 million, please see the Company’s announcement dated 15 January 2007 and the Company’s circular dated 30 January 2007). The estimated annual aggregate amount for the purchase of coal and the coal transportation service fee paid to Huaneng Energy Communication and its subsidiaries and associates for the year ending 31 December 2008 shall not exceed RMB5,900 million, where the payment thereof will be settled in cash in arrears, or in accordance with the terms to be agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The estimated cap is based on the existing overall scale and operations of the power plants, as well as the anticipated development and growth of the Company, which the Company deems reasonable. For the first half of 2007, the Company purchased part of the coal and coal transportation services from other independent third parties at prices which were relatively lower than the prices offered by Huaneng Energy Communication and its subsidiaries and associates. However, as part of the measures to combat the increase in coal prices during the lower part of 2007, the Company increased the volume of coal purchase from Huaneng Energy Communication and its subsidiaries and associates so that the Company could obtain favorable prices for bulk purchase. In addition, in 2007, a total of nine new thermal generating units of the Company commenced operation. The total controlling generation capacity increased by 7,000 MW. As a result of the increase in operating generating units and generation capacity and taking into consideration the factor of maintaining stability in coal supply, the Company has been experiencing an increasing demand for coal and coal transportation services to meet its operational need. The transaction amount in relation to the connected transactions of purchasing coal and coal transportation services in 2008 will therefore increase.

Huaneng Energy Communication and its subsidiaries and associates have the advantage of quoting favorable prices for bulk purchase of coal. Taking into consideration their ability to offer to the Company favorable prices for coal, and owing to their close relationships with the Company, they are able to provide to the Company the coal in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, Huaneng Energy Communication and its subsidiaries and associates operate a sizable fleet specializing in the provision of domestic maritime transportation services in China. Since the reliability and the relative high quality of management and transportation services provided by Huaneng Energy Communication and its subsidiaries and associates could reduce the operational risks and enhance the efficiency of the daily operation of the Company, the Directors (including the Independent Directors) are of the opinion that the transactions for the purchase of coal and coal transportation services from Huaneng Energy Communication and its subsidiaries and associates under the HEC Coal Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

As the relevant percentage ratios relating to the purchase of coal and coal transportation services from Huaneng Energy Communication and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Listing Rules will exceed 2.5% of all applicable percentage ratios, the transactions in relation thereto are therefore subject to the reporting, announcement and independent shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require independent shareholders’ approval under the Listing Rules.

The Company is prepared to convene an extraordinary general meeting in March 2008 to seek approval from independent shareholders regarding the non-exempted continuing connected transactions (including the applicable proposed cap) contemplated under the HEC Coal Framework Agreement. Huaneng Group and its associates (holding an aggregate of 6,121,786,667 shares in the Company, representing approximately 50.78% of the total issued shares of the Company as at the date hereof) will abstain from voting at such extraordinary general meeting, at which the proposed resolution will be passed by way of ordinary resolutions and voting will be taken by way of a poll in accordance with the requirements of the Listing Rules.

The Independent Directors of the Company will advise the Independent Shareholders in connection with the terms of the non-exempted continuing connected transactions (including the proposed cap) under the HEC Coal Framework Agreement. As independent financial adviser will be appointed to advise the Independent Directors and the

Independent Shareholders on the same.

A circular containing further details of the non-exempted continuing connected transactions of the HEC Coal Framework Agreement, a letter from the Independent Directors, an opinion of the Independent Financial Adviser together with a notice to convene an extraordinary general meeting to approve the non-exempted continuing connected transactions (including the proposed cap) under the HEC Coal Framework Agreement will be issued by the Company to the Shareholders as soon as practicable (but not later than 21 days from the date of this announcement).

INFORMATION ON THE COMPANY, HUANENG GROUP, HIPDC, HUANENG ENERGY COMMUNICATION, XI’AN THERMAL AND SHANDONG RIZHAO

The Company and its subsidiaries develop, construct, operate and manage large-scale power plants throughout China. It is one of the largest independent power producers in China and owns a total general capacity of 32,107 MW on an equity basis.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investments, construction, operating and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

HIPDC is a sino-foreign joint venture which was established pursuant to the approval by the State Council of the PRC. Its principal scope of business includes development, construction and operation of power plants.

Shandong Rizhao is a company incorporated in China and engages in operation and management of power plants.

Huaneng Energy Communication is a company incorporated in China. Its principal scope of business includes import and export businesses, international tendering and agency, and investment and management in infrastructure projects for coal / road / port / maritime transportation services.

Xi’an Thermal is a limited company incorporated in China. Its principal scope of business includes installation of thermal power facilities for power plants.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Listing Rules;
“Board”	the board of Directors of the Company;
“Coal Purchase and Transportation Agency Agreement”	the coal purchase and transportation agency agreement entered into between the Company and Shandong Rizhao on 3 January 2008;
“Company”	Huaneng Power International, Inc. and its subsidiaries;
“Directors”	the directors of the Company;
“HIPDC”	Huaneng International Power Development Corporation;
“HEC Coal Framework Agreement”	the coal purchase and coal transportation framework agreement dated 3 January 2008 entered into between the Company and Huaneng Energy Communication;
“HEC Equipment Purchase Framework Agreement”	the purchase of ancillary equipment parts framework agreement dated 3 January 2008 entered into between the Company and Huaneng Energy Communication;
“Huaneng Energy Communication”	Huaneng Energy & Communications Holding Co., Ltd.;
“Huaneng Group”	China Huaneng Group;
“Independent Directors”	the independent non-executive Directors of the Company, including Mr. Qian

Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning;
“Independent Financial Adviser”	an independent financial adviser appointed to advise the Independent Director on the transaction as contemplated by the HEC Coal Framework Agreement;
“Independent Shareholders”	shareholders of the Company other than Huaneng Group, HIPDC and their respective associates;
“Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“PRC” or “China”	The People’s Republic of China;
“RMB”	Renminbi, the lawful currency of the PRC;
“Shandong Rizhao”	Shandong Rizhao Power Limited Company;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“subsidiaries”	has the meaning ascribed to it in the Listing Rules;
“Xi'an Thermal”	Xi'an Thermal Power Research Institute Co., Ltd.;
“Xi'an Thermal Equipment Purchase Framework Agreement”	the framework agreement dated 3 January 2008 entered into between the Company and Xi'an Thermal for purchase of ancillary equipment parts; and
“Xi’an Thermal Services Framework Agreement”	the framework agreement dated 3 January 2008 entered into between the Company and Xi’an Thermal for purchases of technical services and project contracting.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, the PRC
3 January 2008

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)Overseas Regulatory Announcement
Resolutions Passed by the Board of Directors

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the relevant stipulations of the applicable laws and the Company’s articles of association, the fifth session of the board of directors of the Company examined and approved in writing on 3 January 2008 the following resolutions:

1.	“Report on The Specific Reform Project on the Corporate Governance of Huaneng Power International, Inc.”

The board resolved to approve the “Report on The Specific Reform Project on the Corporate Governance of Huaneng Power International, Inc.”.

2.	“Resolutions regarding the Continuing Connected Transactions for 2008”

The board resolved to approve the Resolutions on the Continuing Connected Transactions for 2008” and the Company’s announcement on the Continuing Connected Transactions, and to authorize Na Xizhi, director, to make immaterial amendments to the announcement on the Continuing Connected Transactions according to actual requirements, and to proceed with appropriate information disclosure.

3.	“Resolutions regarding the Convening of the 2008 First Extraordinary General Meeting”

In view of the proposed coal purchase and coal transportation framework agreement to be entered into between the Company and Huaneng Energy & Communications Holding Co., Ltd. and the transactions mentioned therein requiring the approval from the Company’s general meeting, the board of directors of the Company has decided to convene the 2008 First Extraordinary General Meeting of the Company and to table the said agreement and the transactions mentioned therein for approval at the Company’s 2008 First Extraordinary General Meeting. The board of directors of the Company will issue a separate announcement by way of a notice to shareholders regarding the time, venue and agenda of the meeting.

4.	“Resolution regarding the Resignation of Mr. Qu Xiaojun as Deputy General Manager of the Company”

The board resolved to approve the resignation of Mr. Qu Xiaojun as Deputy General Manager of the Company. The board is satisfied with the work performed by Mr. Qu during his tenure and thinks highly of his contribution towards the development of the Company all these years. The Board expresses its heartfelt “thanks” to Mr. Qu.

Pursuant to the relevant stipulations of the applicable laws in the jurisdictions where the Company’s shares are listed, Mr. Li Xiaopeng, Mr. Huang Yongda, Mr. Huang Long and Mr. Wu Dawei, directors, have abstained from voting on resolution 2. The independent directors of the Company have approved the above resolutions and issued their opinions thereon.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the Directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
 3 January 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:                       Company Secretary

Date:    January 4, 2008